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                                                                    Exhibit 18.1

BOARD OF DIRECTORS
Metaldyne Corporation
47603 Halyard Drive
Plymouth, MI  48170-2429

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 and issued our report thereon dated March 28, 2002. Note 1 to the financial statements describes a change in accounting basis resulting from the Company's December 2001 action to de-list and de-register certain debenture obligations that were outstanding at the time of its November 28, 2000 recapitalization transaction. The change in accounting basis may be viewed as a type of change in accounting principle. It should be understood that the preferability of one acceptable method of accounting over another for the December 2001 de-listing and de-registration action has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting basis is preferable. Based on our reading of management's stated reasons and justification for this change in accounting basis in the Form 10-K, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,



PricewaterhouseCoopers LLP


Detroit, Michigan
March 28, 2002